Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

This Lithium Recycler Sees Big Growth From EV Demand, Biden Support
By Christiana Sciaudone
Investing.com — It’s early days, but with electric vehicle production and demand set to boom, we’re going to need a lot of lithium. And recycling it has become a U.S. priority.
That’s good news for lithium-ion battery recycler Li-Cycle, which is going public by merging with a special purpose acquisition company in the coming weeks.
While the recycling pickings are relatively light for now — including scrap manufacturing and cell phone batteries — Li-Cycle is preparing to become a leader in the space, distinguishing itself by employing environmentally-friendly processes that generate no waste water.
“It’s going to be a large, core part of the ecosystem for EVs,” said Chief Executive Officer Ajay Kochhar, also a co-founder alongside Tim Johnston, who is the chairman of the company, in a video interview earlier this month.
Lithium is a critical component of the batteries that power electric vehicles, and mining it comes with a high environmental cost. To meet the coming need, we’re going to need copious amounts to reduce reliance on fossil fuels.
In the near-term, passenger electric vehicle sales are expected to rise from 2.1 million in 2020 to 14 million in 2025, according to Bloomberg New Energy Finance. The long-term should be even more favorable as carmakers increasingly turn away from internal combustion engines. And the environmental toll associated with mining lithium is leading governments and companies to focus on recycling. Mines in the U.S. face regulatory hurdles and environmental opposition, and President Joe Biden has made it a priority to focus on domestic recycling, including the possibility of direct investment in projects and government funds, Reuters reported earlier this month.
Li-Cycle processes battery manufacturing scrap and end-of-life batteries to recover raw materials, including lithium carbonate, cobalt sulfate and nickel sulfate, that can be delivered back to the battery production supply chain. Unlike the traditional revenue model for recycling that relies primarily on waste or tipping fees, Li-Cycle generates revenue from sales of the raw materials it produces. The company recovers up to 95% of the mass of raw materials found in lithium-ion batteries and battery scrap, compared to what it believes to be a 50% traditional industry average.
The Canadian company is set to reverse merge with Peridot Acquisition Corp (NYSE:PDAC_u), itself sponsored by Carnelian Energy Capital, in a deal that is likely to close in July. Proceeds of about $300 million will go to fund expansion. Eventually, they plan to have 20 strategically located global facilities and four hubs.
Johnston and Kochhar met at Hatch Consulting where they worked on lithium projects, and noted the difficulty in sustaining growth without a solid recycling scheme. That prompted them to establish Li-Cycle about five years ago.
The company has 118 employees and is growing by the week, Kochhar said. It has 51 battery supply customers, and says its costs are lower than in the traditional process, driving margins higher. He said there are 211 battery mega factories in the pipeline today, versus three in 2013.
Li-Cycle’s process recovers more material and ends up with almost zero solid waste, Johnston said.
Among the challenges is to correctly prioritize as the market evolves, to scale up amid growing demand with the right people in the right places, Kochhar said.
“It’s all around execution at this point in time,” Johnston said.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.